HW Electro Co., Ltd.

November 24, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andrew Blume
Ernest Greene
Asia Timmons-Pierce
Evan Ewing

Re:	HW Electro Co., Ltd.
Post-Effective Amendment No. 1 to Form F-1
Filed September 18, 2025
File No. 333-287112

Ladies and Gentlemen:

This letter is in response to the letter dated November 17, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to HW Electro Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 (“Amendment No. 2”) is being filed to accompany this letter.

Post-Effective Amendment No. 1 to Form F-1

Prospectus Summary, page 1

1. We note your disclosure that you “expect to deliver an aggregate of 200 electric light commercial vehicles during the fiscal year ending September 30, 2025.” Please revise the registration statement to disclose the number of electric light commercial vehicles you sold during your fiscal year ended September 30, 2025.

In response to the Staff’s comments, we revised our disclosure on pages 1, 78, 80, 85 and 89 of Amendment No. 2 to disclose the number of electric light commercial vehicles we sold during the fiscal year ended September 30, 2025.

Compensation, page 98

2. Please revise to provide the required compensation information for your fiscal year ended September 30, 2025. Refer to Item 6.B of Form 20-F.

In response to the Staff’s comments, we revised our disclosure on page 99 of Amendment No. 2 to provide the required compensation information for the fiscal year ended September 30, 2025.

Financial Statements

Index to Financial Statements, page F-1

3. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

In response to the Staff’s comments, we filed a request for waiver and representation under Item 8.A.4 of Form 20-F as Exhibit 99.2 to Amendment No. 2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Weicheng Hsiao
Name:	Weicheng Hsiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC